 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ________________________________________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

  ________________________________________________________

Local Bounti Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
53960E 106
(CUSIP Number)
McLeod Management Co. LLC
c/o Local Bounti Corporation
400 W. Main St.
Hamilton, MT 59840
406-690-0273
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2023
(Date of Event which Requires Filing of this Statement)

  ________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS
McLeod Management Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,078,653

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,078,653

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,078,653

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 8,227,901 shares of Common Stock of Local Bounti Corporation (the “Issuer”) outstanding as of August 7, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS
Travis M. Joyner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,235,727(1)

	8	SHARED VOTING POWER
86,089.81(2)

	9	SOLE DISPOSITIVE POWER
1,235,727(1)

	10	SHARED DISPOSITIVE POWER
86,089.81(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,321,816.81

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 64,768 shares held directly by Mr. Joyner; (ii) 46,153 shares of Restricted Stock Units (“RSUs”) granted under the Issuer’s 2021 Equity Incentive Plan which, subject to Mr. Joyner’s continued service with the Issuer, will vest on January 1, 2024; (iii) 46,153 RSUs granted under the Issuer’s 2021 Equity Incentive Plan which, subject to Mr. Joyner’s continued service with the Issuer, will vest on January 1, 2025; and (iv) 1,078,653 shares of Common Stock held by McLeod Management Co. LLC. Mr. Joyner serves as Managing Member of McLeod Management Co. LLC and, as such, has sole voting and dispositive power with respect to the shares held by McLeod Management Co. LLC and may be deemed to beneficially own the shares of Common Stock held by McLeod Management Co. LLC.

(2)
Consists of (i) 35,799.791 shares of Common Stock held by Mr. Joyner’s spouse, Bridget S. Joyner, through an IRA account and 50,290.019 shares of Common Stock held by Mr. Joyner’s spouse, Bridget S. Joyner, through a 401(k) account.

(3)
Based on 8,227,901 shares of Common Stock of the Issuer outstanding as of August 7, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2023.

SCHEDULE 13D/A
Preliminary Note
This Amendment No. 5, dated November 8, 2023 (this “Amendment No. 5”), supplements and amends the Schedule 13D filed on December 8, 2021 (as amended by Amendment No. 1 to Schedule 13D, filed January 27, 2022, Amendment No. 2 to Schedule 13D, filed July 27, 2022, Amendment No. 3 to Schedule 13D, filed October 27, 2022, Amendment No. 4 to Schedule 13D, filed January 6, 2023, and as further amended and supplemented to date, the “Schedule 13D”) relating to shares of the Issuer’s Common Stock, $0.0001 par value per share (the “Common Stock”). Only those items that are hereby reported are amended; all other items reported in the Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  Capitalized terms used in this Amendment No. 5 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.
On June 15, 2023, the Issuer effected a 1-for-13 reverse stock split of its Common Stock (the “Reverse Stock Split”). Unless noted otherwise, all references to share numbers in this Amendment No. 5 reflect the Reverse Stock Split.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:
On October 31, 2023, Mr. Joyner’s spouse, Bridget S. Joyner, purchased (i) 50,290.019 shares of Common Stock through a 401(k) account and (ii) 23,205.779 shares of Common Stock through an IRA account.
On November 1, 2023, Mr. Joyner’s spouse, Bridget S. Joyner, purchased 5,297.744 shares of Common Stock through an IRA account.
On November 2, 2023, Mr. Joyner’s spouse, Bridget S. Joyner, purchased 4,220.268 shares of Common Stock through an IRA account.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated by inserting the following:
(a) — (b) The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons is provided as of November 2, 2023. The percentage of Common Stock owned by the Reporting Persons is based on 8,227,901 shares of Common Stock outstanding as of August 7, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2023.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated herein by reference.
(c) Except as described in Item 4, the Reporting Persons have not effected any transactions in the Common Stock since the most recent filing on Schedule 13D.
(d) — (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:
The information disclosed in Item 4 of Amendment No. 5 to the Schedule 13D is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
Date: November 8, 2023

MCLEOD MANAGEMENT CO. LLC

By:	/s/ Travis M. Joyner
Travis M. Joyner
Managing Member

/s/ Travis M. Joyner
Travis M. Joyner